SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[February 23, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  February 23, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

Deutsche Bank AG’s holdings in Metso decreased to 4.79 percent
(Helsinki, Finland, February 23, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about a change in the holding of Deutsche Bank AG and its subsidiary companies of the paid up share capital of Metso Corporation. On February 21, 2006, Deutsche Bank AG and its subsidiary companies were in possession of 6,790,442 Metso shares to which they had the dispositive rights. This holding represents 4.79 percent of the paid up share capital of Metso Corporation.
Out of this holding Deutsche Bank AG and its subsidiary companies were in possession of 5,753,501 shares to which they had voting rights on February 21, 2006. This voting authority represents 4.06 percent of the voting rights of Metso Corporation.
On the basis of the previous announcement, Deutsche Bank AG and its subsidiary companies were in possession of 5.15 percent of the share capital and 4.40 percent of the voting rights of Metso Corporation on February 7, 2006.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4,2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
Kati Renvall, Vice President, Corporate Communications, Metso Corporation,
tel. +358 20 484 3212
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.